This offering is not live or open to the public at this moment.

GolfBoard
Surf the Earth!

● Small OPO	🏠 Bend, OR	🏷 Transportation/Automotive
0 Reservations	**$0** Raised	**$50k - $1m** Reservation Goal

0% funded with 69 days left

Company (/startup/golfboard?preview=true)   Team (/startup/golfboard/team?preview=true)   Offering Detai



()
Our mission is to increase the enjoyment of golf and to help make the sport more accessible to new fans. GolfBoard won the prestigious PGA product of the year award . There is no better way to enjoy a great round of golf...

(read more ())

www.golfboard.com (www.golfboard.com)

What If We Made Golf Even More Fun?

INVEST

"My father, who founded Bally Total Fitness,one of the largest fitness center chains in the world, is my role model and mentor. He is an avid entrepreneur, passionate golfer, snowboarder and surfer. His passion for snowboarding, surfing and golf, inspired him to develop an entirely new way to experience the terrain of a golf course, providing riders the same feeling as carving the slopes or surfing the ocean. I immediately realized his idea was genius, so we joined forces to make his dream a reality. With over 100 million passionate players worldwide, GolfBoard has massive growth potential."
What if we made golf even more fun?" John Wildman | Chairman & CEO

$1.25/shares | $8M pre-money valuation When you invest you benefit as the company valuation exceeds $9M in the future. **Minimum Investment 100 shares / $125** Investment opportunity available to accredited and non-accredited investors, with $125 (one hundred twenty five dollar) minimum investment.

PERKS



$50,000+: One special edition GolfBoard and "*Surf the Earth*" experience with Laird Hamilton in Malibu, California.

$10,000+: Invitation to annual GolfBoard Open tournament with Laird Hamilton in Bend, Oregon.

$5,000+: Invitation to attend the annual GolfBoard shareholder's luncheon at a private country club Southern California. You will have the opportunity to meet and network with the GolfBoard executive team.



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Don Wildman, Founder of Bally Total Fitness and Inspiration for GolfBoard

Our Mission

Our mission is to increase the enjoyment of golf and to help make the sport more accessible to new fans. To expand on a sport with tremendous heritage, by adding a whole new way to enjoy the beautiful terrain. The GolfBoard's purpose is to grow the game by enhancing the experience resulting in a lifetime of unforgettable moments and memories.

Golf's biggest challenge is pace of play. It is not unusual for a round of golf to take 5 and 6 hours . Today's millennials as well as Gen-X parents of young children do not have the time to spend half a day on the course. Golf needs to become cooler and more accessible to everyone. GolfBoard is a solution to slow rounds, plus makes playing golf more exciting, entertaining and enjoyable.

Key Facts about GolfBoard

• $6,500 retail price or $156/month lease
• Up to 12.5 miles per hour surfing the course
• Decrease playing time by up to 40% compared to a cart
• Courses generate up to $1,500 in incremental rental revenue per mo. per board
• Already used on 210+ top courses worldwide
• Nearly 2,000 boards shipped worldwide
• Patent pending on 3 key elements
• Made in America

Why I'm On Board With GolfBoard

Surfer / Entrepreneur Laird Hamilton

"I'ver been riding the world's biggest waves my entire life, and played a major role in the evolution of surfboard design and new technologies. During this time I helped advance surfing to include stand-up paddle boarding, tow in surfing , and hydrofoil boarding. This unleashed a whole new market of surfers. My passion for board sports advancements made me want to explore taking the surfing experience to land by joining the

GolfBoard team. GolfBoard is going to change the way golf is played forever and help attract millions of new fans to the game" -Laird Hamilton, Big Wave Surfer and Serial Entrepreneur





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GolfBoard Is Award-Winning and Patent Pending

GolfBoard has won many accolades from the golf industry. We are the only US company to manufacture a single passenger golf vehicle which lets players stay upright and active between shots. The company has filed a patent for three key elements of the GolfBoard that will allows us to offer a unique and revolutionary new vehicle that will increase golf course profitability, because it will increase the number of rounds played, as well as expand the golf market with millions of new players.





PROFESSIONAL GOLFERS' ASSOCIATION OF AMERICA
PGA
1916
GOLFBOARD
BEST NEW PRODUCT
PGA MERCHANDISE SHOW 2014

BEST CLUB TRANSPORT / BEST CLUB TRANSPORT / CLUB TRANSPORT
EDITORS'
Golf Digest
CHOICE
2016

Watch the GolfBoard in Action!

♡ ()

♡ ()







Our Engine Is Quiet yet Fast

♡ ()



This offering is not live or open to the public at this moment.

GolfBoard

Surf the Earth!

Small OPO | Bend, OR | Transportation/Automotive

0	$0	$50k - $1m
Reservations	Raised	Reservation Goal

0% funded with 69 days left

Company (/startup/golfboard?preview=true) **Team (/startup/golfboard/team?preview=true)** **Offering Details (/startup/golfboard/finar**

Meet the Team

Don Wildman
Co-Founder

([illegible]p://www.esquire.com/news-politics/a4454/don-wildman-0508/)

John Wildman
Chairman & CEO

([illegible]ps://www.linkedin.com/in/john-wildman-24466229)

Jeff Dowell
President

([illegible]ps://www.linkedin.com/in/jeff-dowell-[illegible])

7a5329)

Star Faraon
Director
(ps://www.linkedin.com/in/starling-faraon-42125922)

Ali Fakhari
CFO
(ps://www.linkedin.com/in/ali-fakhari-a218b96)

♡ ()

Company (/startup/golfboard?preview=true) **Team (/startup/golfboard/team?preview=true)** Offering Details (/startup/golfboard/finan

James Williams
Chief Strategy Officer
(ps://www.linkedin.com/in/james-williams-64440a21)

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This offering is not live or open to the public at this moment.

GolfBoard
Surf the Earth!

● Small OPO   🏠 Bend, OR   🏷 Transportation/Automotive

0	$0	$50k - $1m
Reservations	Raised	Reservation Goal

0% funded with 69 days left

Company (/startup/golfboard?preview=true)   **Team (/startup/golfboard/team?preview=true)**   **Offering Detai**

Offering Terms

Sol Boards, Inc., Class B Non-Voting Common Stock

Summary of Terms of Investment

Sol Boards, Inc.

1001 SW Emkay Blvd, Suite 100, Bend OR 97702

The following summary ("Summary") outlines the terms of a proposed investment in Sol Boards, Inc., an Oregon corporation (the "Company"), by certain investors (the "Investors"). No legally binding obligations between the Company and any Investor will be created until definitive agreements are executed and delivered by the Company and the Investor, which agreements, and the Company's governance documents, shall control in the event of any inconsistency or conflict with the terms of this Summary.

Target Investment: This offering is for up to $1,000,000 in total investment.

Minimum Raise: The minimum total investment for the closing of escrow and the purchase of stock is $50,000.   After close of the Minimum Raise, the Company intends to close escrow as funds are raised up the Target Investment amount.

Target Closing Date: The target closing date for this offering is on or before January 1, 2017, unless extended in the Company's sole discretion.

Investors: Accredited and non-accredited investors who subscribe through StartEngine.com pursuant to a Title III offering.

Instrument: The investment instrument is Series B Non-Voting Common Stock (the "Shares").

Stock Price: $1.25 per Share.

Number of Shares: Up to 800,000 Shares are being offered as part of this offering (out of a total of 5,000,000 authorized shares of Class B Non-Voting Common Stock).

Capitalization Summary: Immediately preceding this offering, the Company had, on a fully diluted basis, 6,400,189 Class A common stock issued or committed (including unexercised warrants and options representing 3,885,943 shares). If this offering is fully subscribed, the Company would have a total of 7,200,189 shares of Class A Voting Common Stock and Class B Non-Voting Common Stock (collectively, "Common Stock") issued or committed on a fully diluted basis on closing of this offering.

It is the intent of the Company to issue an additional 2,400,000 shares of Class B Non-Voting Common Stock, on the same terms, through a Title IV offering as soon as possible following the completion of this Title III offer.   If both offerings are fully subscribed, the Company would have a total of 9,600,189 shares of Common Stock issued or committed on a fully diluted basis on the closing of the Title IV offer. The Company may also sell or otherwise issue additional Class B Non-Voting Common Stock or other stock in the future.

Minimum Investment: $125 per Investor (100 Shares).



Dividends: Payable when and if declared by the Board of Directors. Any dividends will be paid on Common Stock in proportion to the aggregate number of Common Stock shares issued and outstanding.

Voting Rights: The Shares are non-voting except as otherwise required by applicable law.

Liquidation Preference: In the event of a liquidation, dissolution or winding up of the Company, the holders of the Shares shall be entitled to receive any distributions available to the holders of Common Stock on a pro rata basis to the holders of the shares of Common Stock.

Restriction on Sale: The Shares are subject to Market Stand-Off provisions and other restrictions on sale.

Reports: The Company will, for so long as is required under applicable law, file an annual report on Form C-AR within 120 days after the Company's fiscal year end and post the report on the Company's website.

Annual Report

View GolfBoard's Annual Report (http://null)

	Most recent fiscal year-end:		Prior fiscal year-end:	
Total Assets	$552,153.00	USD	$289,025.00	USD
Cash & Cash Equivalents	$133,554.00	USD	$271,760.00	USD
Accounts Receivable	$42,508.00	USD	$10,766.00	USD
Short-term Debt	$1,704,117.42	USD	$634,938.30	USD
Long-term Debt	$1,610,840.01	USD	$1,257,223.01	USD
Revenues / Sales	$3,321,382.00	USD	$859,876.00	USD
Costs of Goods Sold	$3,239,998.00	USD	$1,201,939.00	USD
Taxes Paid	$0.00	USD	$0.00	USD
Net Income	-$1,550,890.00	USD	-$1,432,698.00	USD

Finances

Balance Sheet

(https://d19j0qt0x55bap.cloudfront.net/production/startups/golfboard/documents/balance_sheet/SOL_BOARD_INC_Balance_Sheet_2014___201

Income Statements

(https://d19j0qt0x55bap.cloudfront.net/production/startups/golfboard/documents/income_statements/SOL_BOARD_INC_Income_Statement_2

Statement of Cash Flow

(https://d19j0qt0x55bap.cloudfront.net/production/startups/golfboard/documents/statement_of_cash_flow/SOL_BOARD_INC_Statement_of_Ca

Statement of Changes in Equity For Past 2 Years

(https://d19j0qt0x55bap.cloudfront.net/production/startups/golfboard/documents/statement_of_equity_changes_past_2_years/SOL_BOARD_IN

Anticipated Business Plan

(https://d19j0qt0x55bap.cloudfront.net/production/startups/golfboard/documents/anticipated_business_plan/Summary_Business_Plan_11.14.



Any Related Party Transaction
(https://d19j0qt0x55bap.cloudfront.net/production/startups/golfboard/documents/any_related_party_transaction/Related_Party_Agreements_

Description of Intended Use of Proceeds
(https://d19j0qt0x55bap.cloudfront.net/production/startups/golfboard/documents/description_of_intended_use_of_proceeds/Sol_Boards_All_U

Ownership and Capital Structure
(https://d19j0qt0x55bap.cloudfront.net/production/startups/golfboard/documents/ownership_and_capital_structure/Statement_of_Risk_Factor

Material Terms of Any Indebtedness
(https://d19j0qt0x55bap.cloudfront.net/production/startups/golfboard/documents/material_terms_of_any_indebtedness/Material_Terms_of_Ir

Financial Condition
(https://d19j0qt0x55bap.cloudfront.net/production/startups/golfboard/documents/financial_condition/FinancialConditionFinal.pdf)

Background of Directors and Officers
(https://d19j0qt0x55bap.cloudfront.net/production/startups/golfboard/documents/background_of_directors_and_officers/Management_-_Directors_and_Key_Investors.2.pdf)

Independent Accountant's Review
(https://d19j0qt0x55bap.cloudfront.net/production/startups/golfboard/documents/independent_accountants_review/SOL_BOARDS_independe

Any Events Triggering Disqualification
(https://d19j0qt0x55bap.cloudfront.net/production/startups/golfboard/documents/any_events_triggering_disqualification/Events_Triggering_D

Articles of Incorporation
(https://d19j0qt0x55bap.cloudfront.net/production/startups/golfboard/documents/file/Final_Articles_Executed_PDF.pdf)

Ongoing Reporting
(https://d19j0qt0x55bap.cloudfront.net/production/startups/golfboard/documents/file/OngoingReporting11.12.16.docx.pdf)

Video Transcripts
(https://d19j0qt0x55bap.cloudfront.net/production/startups/golfboard/documents/file/Video_Transcripts_11.14.16_PDF.pdf)

Risk Factors
(https://d19j0qt0x55bap.cloudfront.net/production/startups/golfboard/documents/file/Revised_Risk_Factors_11.15.16_PDF.pdf)

Summary of Securities Sold
(https://d19j0qt0x55bap.cloudfront.net/production/startups/golfboard/documents/file/Summary_of_Securities_Offerings_11.15.16.pdf)

Independent Accountant's Review 2014
(https://d19j0qt0x55bap.cloudfront.net/production/startups/golfboard/documents/file/SOL_BOARDS_INC_Independent_Accountant_s_review_2

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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